Exhibit 99.1
Qiao Xing Universal Announces Expected Timing for Release of its 2010 Annual Earnings, as Well as
Management Changes
HUIZHOU, China, April 8, 2011 /PRNewswire-Asia-FirstCall/Qiao Xing Universal Resources, Inc. (NASDAQ:XING) (“XING” or the “Company”), one of the leading players in the molybdenum-mining business as well as a company with meaningful size in the resources industry, today announced the timing for release of its 2010 financial results, as well as certain management changes.
XING is currently expecting to file its 2010 financial results in May 2010, which is earlier than the Company reported its annual financial results in recent prior years. As a Foreign Private Issuer, the Company is required to file its annual results on Form 20-F by June 30, 2011.
XING recently appointed Mr. Luo Zhaoyang as Financial Controller to strengthen its accounting department. Mr. Luo, has a CPA qualification and a Master’s degree in finance from Jiangxi University of Finance and Economics. Mr. Luo’s previous experience includes two years as financial manager with Qiao Xing Mining & Advisory Co., Ltd., and five years as financial manager with Qiao Xing Communication Industry Co., Ltd., a former subsidiary of XING. Mr. Luo is now primarily responsible for the accounting for XING’s domestic subsidiaries. Also today, XING announced that its Chief Financial Officer (“CFO”), Mr. Jiang Aijun, resigned as the Company’s CFO effective immediately. The Company is seeking a new CFO to replace Mr. Jiang.
Mr. Wu Rui Lin, Chairman and Chief Executive Officer of XING, said, “We want to thank Mr. Jiang for his contributions to our growth and we will continue to work to enhance our management team to fit our strategic focus on the mining and resources industry and continue to work to strengthen our reporting and finance functions. At the last Annual General Meeting, which was held in December 24, 2010, XING’s former Vice Chairman and Executive Director Mr. Wu Zhiyang resigned. Additionally, a veteran in mining business, Mr.Shi Xiufeng, was elected as Executive Director of XING at the meeting.”
Mr. Xiu Feng Shi has been director of product division for Real Gold Mining Limited since April 2007. Real Gold Mining Ltd. is listed on the Hong Kong Stock Exchange (HKSE) and is controlled by Mr. Wu through his beneficial ownership of Lead Honest Management Limited. From December 2004 to April 2007, Mr. Shi served as division chief for Chifeng Jinxing Mining Co., Ltd. Mr. Shi served as deputy chief and technology chief engineer for Fuda Gold Mine from October 2002 to November 2004. From April 1996 to September 2002, Mr. Shi led production planning, statistics and scheduling for the Honghuagou Gold Mine.
About Qiao Xing Universal Resources, Inc.

Qiao Xing Universal Resources, Inc. is a leading player in the molybdenum-mining industry with meaningful size in the resources industry. XING focuses on mining and processing rare metal ores and several strategically important base-metal ores, including molybdenum, copper, lead and zinc. XING currently owns a 100% equity interest in Balinzuo Banner Xinyuan Mining Co., Ltd. and a 34.53% equity interest in Chifeng Aolunhua Mining Co., Ltd, as well as the right to receive 100% of the expected economic residual returns from Chifeng Haozhou Mining Co., Ltd.
XING was one of the first Chinese companies to be listed on NASDAQ (in 1999) as one of the leading players in the telecommunication-terminal product business in China. In 2007, XING made the strategic decision to diversify into the resources industry. Since then, XING has made several acquisitions in the resources industry and divested its fixed-line and budget mobile phone businesses. To reflect this change, XING changed its corporate name to Qiao Xing Universal Resources, Inc., effective January 28, 2010.
XING continues to evaluate acquisition opportunities in the resources area to strengthen its foothold in the industry. At the same time, XING is also working to divest its remaining mobile-phone business to become a pure-play resources company.
Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements that involve risks and uncertainties. These include statements about our expectations, plans, objectives, assumptions, performance or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plans,” “potential,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar expressions. These statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed. You should not place undue reliance on these forward-looking statements. Forward-looking statements include all statements other than statements of historical facts, such as statements regarding the Company’s plans to enhance its management team and strengthen its reporting and finance function, estimates of revenue and profit, anticipated mining capacity and production volumes, long-term growth prospects for the resources industry, XING and value for XING’s shareholders, mine development and capital expenditures, mine production and development plans, estimates of proven and probable reserves and other mineralized material, expectations with respect to supply and demand for mineral resources and XING’s transition to a pure resources company and bigger player within the resources industry. Readers are cautioned that forward-looking statements are not guarantees of future performance and actual results may differ materially from those projected, anticipated or assumed in the forward-looking statements.Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the SEC. The Company does not undertake any obligation to update any forward-looking statements. All information provided in this press release is as of April 8, 2011.

Company Contact:
Qiao Xing Universal Resources
Rick Xiao, Vice President
Phone: +86-752-282-0268
Email: rick@qiaoxing.com
USA IR AGENCY
CCG Investor Relations Inc.
Mabel Zhang, Associate Partner
Phone: +1 310 954 1353 (Los Angeles)
E-mail: mabel.zhang@ccgir.com